UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: March 05, 2012	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Executive Vice President of Corporate Development (I)

4Q11

BANCOLOMBIA S.A. (NYSE: CIB; BVC: BCOLOMBIA, PFBCOLOM) REPORTS CONSOLIDATED NET INCOME OF COP 504 BILLION FOR THE FOURTH QUARTER OF 2011 (COP 640 PER SHARE - USD 1.32 PER ADR), WHICH REPRESENTS AN INCREASE OF 17% COMPARED TO THE SAME QUARTER LAST YEAR.

•	Net loans grew 7% during the quarter and 27% compared to 4Q10. This growth is in line with the current environment of solid credit demand in Colombia.
•	Net interest income increased 1.5% during the quarter and 18.5% compared to 4Q10. These increases are the result of loan growth coupled with a funding strategy that allowed the Bank to maintain a moderate cost of deposits during the quarter as a measure to defend the net interest margin, which ended the period at 5.62%
•	Loan portfolio quality continues showing a good trend. Loan deterioration during 4Q11 was COP 89 billion, and past due loans as a percentage of total loans were 2.2%. Net provision charges for past due loans and foreclosed assets totaled COP 328 billion for the quarter.
•	The balance sheet remains strong. Loan loss reserves represented 4.6% of total loans and 210% of past due loans at the end of 4Q11. The capital adequacy ratio ended the quarter at 12.5% (Tier 1 of 9%).
•	Profitability. The annualized return on equity (“ROE”) for 4Q11 was 23.1%. ROE for the year 2011 was 20.2%, which represents an increase from the 19.7% reported in 2010.

March 5, 2012. Medellín, Colombia – Today, BANCOLOMBIA S.A. (“Bancolombia” or “the Bank”) announced its earnings results for the fourth quarter of 2011.

For the quarter ended December 31, 2011 (“4Q11”), Bancolombia reported consolidated net income of COP 504 billion, or COP 640 per share – USD 1.32 per ADR, which represents an increase of 19% as compared to the results for the quarter ended September 30, 2011 (“3Q11”) and of 17% as compared to the results for the quarter ended on December 31, 2010 (“4Q10”). Cumulative net income for 2011 was COP 1,664 billion, 16% higher than that for the same period of the previous year.

Bancolombia ended 4Q11 with COP 85,463 billion in assets, 6% higher than those at the end of 3Q11 and 26% greater than at the end 4Q10. At the same time, liabilities totaled COP 76,470 billion and increased 6% as compared to the figure presented in 3Q11 and 27% as compared to 4Q101.

1 This report corresponds to the consolidated financial statements of BANCOLOMBIA S.A. (“BANCOLOMBIA”) and its affiliates of which it owns, directly or indirectly more than 50% of the voting capital stock. These financial statements have been prepared in accordance with generally accepted accounting principles in Colombia and the regulations of Superintendencia Financiera de Colombia, collectively COL GAAP. BANCOLOMBIA maintains accounting records in Colombian pesos, referred to herein as “Ps.” or “COP”. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. There have been no changes to the Bank's principal accounting policies in the quarter ended December 31, 2011. The statements of income for the quarter ended December 31, 2011 are not necessarily indicative of the results for any other future interim period. For more information, please refer to the Bank's filings with the Securities and Exchange Commission, which are available on the Commission's website at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. Any reference to BANCOLOMBIA means the Bank together with its affiliates, unless otherwise specified.

Representative Market Rate January 1, 2012 COP$1942.70=US$ 1

1

4Q11

BANCOLOMBIA: Summary of consolidated financial quarterly results2

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP millions)	4Q10	3Q11	4Q11	4Q11/3Q11	4Q11/4Q10
ASSETS
Loans and financial leases, net	46,091,877	54,745,266	58,575,846	7.00%	27.08%
Investment securities, net	8,675,762	11,012,486	9,958,191	-9.57%	14.78%
Other assets	13,327,517	14,864,457	16,928,983	13.89%	27.02%
Total assets	68,095,156	80,622,209	85,463,020	6.00%	25.51%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	43,538,967	48,472,078	52,434,492	8.17%	20.43%
Non-interest bearing	7,632,216	7,290,767	8,814,173	20.90%	15.49%
Interest bearing	35,906,751	41,181,311	43,620,319	5.92%	21.48%
Other liabilities	16,609,049	23,684,139	24,035,169	1.48%	44.71%
Total liabilities	60,148,016	72,156,217	76,469,661	5.98%	27.14%
Shareholders' equity	7,947,140	8,465,992	8,993,359	6.23%	13.16%
Total liabilities and shareholders' equity	68,095,156	80,622,209	85,463,020	6.00%	25.51%

Interest income	1,253,001	1,548,720	1,647,149	6.36%	31.46%
Interest expense	392,221	542,969	626,852	15.45%	59.82%
Net interest income	860,780	1,005,751	1,020,297	1.45%	18.53%
Net provisions	(80,792)	(86,665)	(328,408)	278.94%	306.49%
Fees and income from service, net	420,031	409,191	466,994	14.13%	11.18%
Other operating income	160,344	116,892	341,557	192.20%	113.02%
Total operating expense	(813,602)	(919,426)	(903,694)	-1.71%	11.07%
Goodwill amortization	(12,960)	(11,709)	(15,026)	28.33%	15.94%
Non-operating income, net	20,011	(3,266)	55,476	1798.59%	177.23%
Income tax expense	(124,685)	(86,326)	(133,354)	54.48%	6.95%
Net income	429,127	424,442	503,842	18.71%	17.41%

PRINCIPAL RATIOS	Quarter			As of
	4Q10	3Q11	4Q11	Dec-10	Dec-11
PROFITABILITY
Net interest margin (1)	5.98%	5.98%	5.62%	6.16%	5.91%
Return on average total assets (2)	2.59%	2.20%	2.42%	2.27%	2.20%
Return on average shareholders´ equity (3)	22.07%	20.58%	23.11%	19.71%	20.22%
EFFICIENCY
Operating expenses to net operating income	57.35%	60.79%	50.23%	56.28%	57.58%
Operating expenses to average total assets	4.99%	4.83%	4.41%	4.89%	4.76%
CAPITAL ADEQUACY
Shareholders' equity to total assets	11.67%	10.50%	10.52%	11.67%	10.52%
Technical capital to risk weighted assets	14.67%	12.97%	12.46%	14.67%	12.46%
KEY FINANCIAL HIGHLIGHTS
Net income per ADS (USD)	1.14	1.12	1.32
Net income per share $COP	544.70	538.75	639.53
P/BV ADS (4)	2.94	2.50	2.53
P/BV Local (5) (6)	2.92	2.63	2.49
P/E (7)	13.56	12.90	11.19
ADR price (8)	61.91	55.70	59.56
Common share price (8)	29,500	28,300	28,480
Shares outstanding (9)	787,827,003	787,827,003	787,827,003
USD exchange rate (quarter end)	1,913.98	1,929.01	1,942.70

(1) Defined as net interest income divided by monthly average interest-earning assets. (2) Net income divided by monthly average assets. (3) Net income divided by monthly average shareholders' equity. (4) Defined as ADS price divided by ADS book value. (5) Defined as share price divided by share book value. (6) Share prices on the Colombian Stock Exchange; (7) Defined as market capitalization divided by annualized quarter results. (8) Prices at the end of the respective quarter. (9) Common and preferred.

2

4Q11

1.	BALANCE SHEET

1.1.	Assets

As of December 31, 2011, Bancolombia’s assets totaled COP 85,463 billion, which represents an increase of 6% compared to 3Q11 and of 26% compared to 4Q10.

Prepaid expenses and deferred charges increased 146% in 4Q11 versus 4Q10. This increase is explained by the recording of deferred expenses for COP 469 billion in 1Q11, related to the wealth tax that Bancolombia and its subsidiaries will pay from 2011 to 2014. The value recorded in this line will be amortized during the next four years and will be shown mainly as a reduction in the reappraisal and others account, although a portion will be reflected on the administrative expenses and others account. As of December 2011, the prepaid expenses and deferred charges account had COP 343 billion related to this wealth tax.

The property, plant and equipment account increased 2% during 4Q11 and 38% with respect to 4Q10. These variations are mainly explained by the increase in the import of equipment for leasing operations, and also by investments and capitalized expenses related to technology.

1.2.	Loan Portfolio

The following table shows the composition of Bancololombia’s investments and loans by type and currency:

(COP Million)	Amounts in COP			Amounts in USD converted to COP			Amounts in USD (thousands)			Total
(1 USD = 1942,70 COP)		4Q11/3Q11	4Q11/4Q10		4Q11/3Q11	4Q11/4Q10		4Q11/3Q11	4Q11/4Q10		4Q11/3Q11	4Q11/4Q10
Net investment securities	7,961,749	-5.29%	18.64%	1,996,442	-23.38%	1.60%	1,027,664	-23.92%	0.10%	9,958,191	-9.57%	14.78%
Gross Loans	44,412,947	5.95%	23.11%	16,975,481	9.65%	35.52%	8,738,087	8.88%	33.52%	61,388,428	6.95%	26.31%
Commercial loans	24,835,488	4.26%	13.88%	13,377,509	12.19%	45.66%	6,886,040	11.40%	43.50%	38,212,997	6.91%	23.30%
Consumer loans	8,830,864	10.02%	42.83%	2,015,182	-0.06%	1.04%	1,037,310	-0.76%	-0.45%	10,846,046	8.00%	32.64%
Small business loans	276,646	1.70%	12.82%	40,260	-3.03%	307.82%	20,724	-3.71%	301.79%	316,906	1.07%	24.24%
Mortgage loans	4,027,722	7.97%	59.73%	812,946	0.17%	-1.02%	418,462	-0.54%	-2.49%	4,840,668	6.57%	44.81%
Finance lease	6,442,227	6.16%	21.15%	729,584	6.08%	41.39%	375,552	5.34%	39.30%	7,171,811	6.15%	22.94%
Allowance for loan losses	(2,411,862)	5.74%	13.11%	(400,720)	7.49%	6.31%	(206,270)	6.73%	4.74%	(2,812,582)	5.99%	12.09%
Net total loans and fin. leases	42,001,085	5.96%	23.74%	16,574,761	9.71%	36.43%	8,531,817	8.93%	34.41%	58,575,846	7.00%	27.08%
Operating leases, net	1,278,940	16.98%	36.57%	101,117	0.52%	45.24%	52,050	-0.19%	43.09%	1,380,057	15.59%	37.17%

The most relevant aspects regarding the evolution of the loan portfolio during 4Q11 were:

•     The dynamic growth of consumer loans in Colombia during 4Q11 and compared to 4Q10. Conversely, consumer loans in USD, which correspond to the operation in El Salvador, decreased 1% during 4Q11 and 0.5% during the past 12 months.

•     Demand for loans denominated in USD by Colombian companies. The increase in international trade flows played an important role in the growth of loans denominated in USD as companies demanded credit to finance their exporting activities and the working capital needs associated with them. The Colombian government, in an effort to control external debt in dollars that could result in further appreciation of the COP, imposed a withholding tax on the interest paid by Colombian companies on loans granted to them by banks domiciled outside Colombia. This tax motivated companies with loans in USD granted by foreign banks to start taking loans in USD with domestic banks, which was one of the reasons for the growth in Bancolombia’s USD denominated loan book.

•     Net loans in USD correspond to loans originated in Colombia (USD 3,553 million, 42%), El Salvador (USD 2,358 million, 28%) and other countries (USD 2,621 million, 31%).

•     The COP depreciated 1% against the USD during 4Q11.

3

4Q11

•     Mortgage loans denominated in COP showed a positive performance. The increased dynamism of mortgage lending in Colombia is explained by optimism regarding the economy, lower long-term interest rates, as well as by the Colombian government’s interest rate subsidy programs, which have produced higher credit demand in this segment. On the other hand, the outstanding mortgage balances denominated in USD from our operation in El Salvador remained stable in 4Q11, and decreased slightly in the past 12 months.

•     Financial leases, 90% of which are denominated in COP, increased 6% during the quarter and 23% as compared to 4Q10. Operating leases, net of depreciation, increased 16% during the quarter and 37% during the year.

When analyzing the performance of the loan portfolio according to the categories established by Bancolombia to manage its commercial strategy, it becomes clear that retail and SME loans were key drivers of the growth of the total loan portfolio during the quarter as they increased 7% with respect to 3Q11. This increase is explained by higher demand for working capital and financing by SMEs, personal loans and car loans. On the other hand, corporate loans increased 7% in the same period due to higher demand for working capital and financing by corporations.

Reserves for loan losses increased 6% during 4Q11 and totaled COP 2,813 billion, or 4.6% of total loans at the end of the quarter. For further explanation regarding coverage of the loan portfolio and credit quality trends, please see Section 2.4. “Asset Quality, Provision Charges and Balance Sheet Strength” of this report.

The following table summarizes Bancolombia’s total loan portfolio:

LOAN PORTFOLIO		As of		Growth		% of Total	% of
(COP million)	Dec-10	Sep-11	Dec-11	4Q11/3Q11	4Q11/4Q10	loans	Category
CORPORATE
Working capital loans	22,004,869	24,316,016	26,236,561	7.90%	19.23%	42.74%	84.98%
Funded by domestic development banks	319,333	269,850	263,995	-2.17%	-17.33%	0.43%	0.86%
Trade Financing	2,897,022	4,138,336	4,228,396	2.18%	45.96%	6.89%	13.70%
Overdrafts	43,753	100,583	95,834	-4.72%	119.03%	0.16%	0.31%
Credit Cards	38,009	44,398	47,369	6.69%	24.63%	0.08%	0.15%
TOTAL CORPORATE	25,302,986	28,869,183	30,872,155	6.94%	22.01%	50.29%	100.00%
RETAIL AND SMEs
Working capital loans	4,722,945	5,930,290	6,393,396	7.81%	35.37%	10.41%	34.55%
Personal loans	4,539,948	5,369,049	5,819,639	8.39%	28.19%	9.48%	31.45%
Loans funded by domestic development banks	679,442	667,109	693,703	3.99%	2.10%	1.13%	3.75%
Credit Cards	2,634,703	3,158,648	3,329,334	5.40%	26.36%	5.42%	17.99%
Overdrafts	174,693	253,217	187,113	-26.11%	7.11%	0.30%	1.01%
Automobile loans	1,334,880	1,788,166	1,993,814	11.50%	49.36%	3.25%	10.78%
Trade Financing	35,063	64,796	86,795	33.95%	147.54%	0.14%	0.47%
TOTAL RETAIL AND SMEs	14,121,674	17,231,275	18,503,794	7.38%	31.03%	30.14%	100.00%
MORTGAGE	3,342,881	4,542,280	4,840,668	6.57%	44.81%	7.89%	100.00%
FINANCIAL LEASES	5,833,549	6,756,251	7,171,811	6.15%	22.94%	11.68%	100.00%
Total loans and financial leases	48,601,090	57,398,989	61,388,428	6.95%	26.31%	100.00%	100.00%
Allowance for loan losses	(2,509,213)	(2,653,723)	(2,812,582)	5.99%	12.09%
Total loans and financial leases, net	46,091,877	54,745,266	58,575,846	7.00%	27.08%

1.3.	Investment Portfolio

As of December 31, 2011, Bancolombia’s net investment portfolio totaled COP 9,958 billion, decreasing 10% compared to 3Q11 and increasing 15% compared to 4Q10. The investment portfolio is mainly composed of debt investment securities, which represented 92% of Bancolombia’s total investments and 11% of assets at the end of 4Q11. Investments denominated in USD totaled USD 1,027 million and represented 20% of the investment portfolio. Additionally, the Bank has COP 1,861 billion in mortgage backed securities, which represent 19% of the investment portfolio. The duration of the debt securities portfolio was 21 months with a yield to maturity of 4.39% at the end of 4Q11.

4

4Q11

1.4.	Goodwill

As of 4Q11, Bancolombia’s goodwill totaled COP 680 billion and decreased 5% compared to the amount reported in 3Q11. This variation is explained by the amortization of goodwill reported during the past year (under COL GAAP, goodwill is amortized within a period of 20 years). As of December 31, 2011, Bancolombia’s goodwill included USD 342 million related mostly to the acquisition of Banagrícola in 2007.

1.5.	Funding

As of December 31, 2011, Bancolombia’s liabilities totaled COP 76.470 billion and increased 6% compared to 3Q11 and 27% compared to 4Q10. The ratio of net loans to deposits (including borrowings from domestic development banks) was 105% at the end of 4Q11, decreasing compared to the figure reported in 3Q11 (106%), and increasing compared to the figure for 4Q10 (100%). The growth of the loan portfolio and Bancolombia’s ability to obtain funds through long-term bond issuances resulted in the higher ratio of net loans to deposits for the quarter.

Deposits totaled COP 52,434 billion (or 69% of liabilities) at the end of 4Q11 and increased 8% during the quarter and 20% over the last 12 months. CDs represented 35% of deposits in 4Q10, and 34% of deposits in 4Q11. This decrease is in line with the funding strategy executed by the Bank during the past year, which has consisted of taking advantage of the greater liquidity and low interest rates through increasing savings and checking accounts. As a result of this recomposition of the funding mix, demand deposits went from representing 65% of the Bank’s total deposits in 4Q10, to representing 66% as of the end of 4Q11.

DEPOSIQ MIX	4Q10		3Q11		4Q11
COP Million		%		%		%
Checking accounts	9,555,933	21.95%	9,819,942	20.26%	10,293,894	19.63%
Saving accounts	18,060,869	41.48%	20,290,667	41.86%	23,263,051	44.37%
Time deposits	15,270,271	35.07%	17,787,650	36.70%	17,973,117	34.28%
Other	651,894	1.50%	573,819	1.18%	904,430	1.72%
Total deposits	43,538,967		48,472,078		52,434,492

At the end of 4Q11, Bancolombia had outstanding bonds for USD 2,540 million in international markets and COP 5,375 billion in local markets. The maturities of these bonds range from 2 to 10 years.

1.6.	Shareholders’ Equity and Regulatory Capital

Shareholders’ equity at the end of 4Q11 was COP 8,993 billion, increasing 13% or COP 1,046 billion with respect to the COP 7,947 billion reported at the end of 4Q10.

Bancolombia’s capital adequacy ratio was 12.46%, 51 basis points below the 12.97% for 3Q11 and 221 bps below the 14.67% for 4Q10. The decrease in the capital adequacy ratio is explained by the dynamic growth of the Bank’s loan portfolio and assets.

Bancolombia’s capital adequacy ratio was 346 basis points above the minimum level required by Colombia’s regulator, while the basic capital ratio (tier 1) was 8.98% and the tangible capital ratio, which is equal to shareholders’ equity minus goodwill and intangible assets divided by tangible assets, was 8.96% at the end of 4Q11.

5

4Q11

TECHNICAL CAPITAL RISK WEIGHTED ASSETS

Consolidated (COP millions)	4Q10%		3Q11%		4Q11%
Basic capital (Tier I)	6,343,769	10.32%	6,817,714	9.31%	6,979,026	8.99%
Additional capital (Tier II)	2,673,679	4.35%	2,684,736	3.67%	2,696,112	3.47%
Technical capital (1)	9,017,448		9,502,451		9,675,138
Risk weighted assets included market risk	61,449,661		73,237,366		77,651,096
CAPITAL ADEQUACY (2)	14.67%		12.97%		12.46%

(1) Technical capital is the sum of basic and additional capital.

(2) Capital adequacy is technical capital divided by risk weighted assets.

6

4Q11

2.	INCOME STATEMENT

Net income totaled COP 504 billion in 4Q11, or COP 640 per share – USD 1.32 per ADR, which represents an increase of 19% compared to 3Q11 and of 17% compared to 4Q10. Bancolombia’s ROE was 23.1% for 4Q11, higher than the annualized ROE of 20.6% for 3Q11 and the 22% of 4Q10.

2.1.	Net Interest Income

Net interest income totaled COP 1,020 billion in 4Q11, 1% higher than that reported in 3Q11, and 19% higher than the figure for 4Q10. Interest income increased 6% during the quarter, and interest expense increased 11%. The increase of interest paid on liabilities was lead by the interest on bonds outstanding, which increased 17% in 4Q11 due to growth in the amount of bonds outstanding resulting from the issuance that took place in November 2011, and the payment of coupons in dollars at a higher exchange rate.

During 4Q11, income generated by the investment portfolio totaled COP 120 billion, a figure 33% lower than the COP 181 billion for 3Q11 and 11% higher than the COP 109 billion for 4Q10. The decrease in income from investments during the quarter is explained by the lower value of Colombian government securities, associated presumably to the lower appetite of investors for these titles due to the uncertainty that the European crisis generated in the markets.

Net Interest Margin

Annualized net interest margin ended 4Q11 at 5.6%. Annualized net interest margin for investments was 1.4%, while the annualized net interest margin for loans, financial leases and overnight funds was 6.3%.

Annualized Interest
Margin	1Q10	2Q10	3Q10	4Q10	1Q11	2Q11	3Q11	4Q11
Loans´Interest margin	7.1%	7.1%	6.7%	6.6%	6.4%	6.3%	6.3%	6.3%
Debt investments´margin	1.4%	3.1%	3.6%	2.3%	3.0%	5.1%	4.3%	1.4%
Net interest margin	6.2%	6.4%	6.2%	6.0%	5.9%	6.2%	6.0%	5.6%

The funding cost increased during 4Q11 as deposits continued to reflect the increase in interest rates by the Colombian Central Bank. The annualized weighted average cost of deposits reached 2.8% in 4Q11, higher than the 2.7% for 3Q11 and the 2.4% for 4Q10.

Deposits' weighted
average cost	4Q10	3Q11	4Q11
Checking accounts	0.48%	0.44%	0.42%
Time deposits	3.98%	4.18%	4.46%
Saving accounts	1.96%	2.63%	2.72%
Total deposits	2.39%	2.73%	2.84%

2.2.	Fees and Income from Services

During 4Q11, net fees and income from services totaled COP 467 billion, increasing 14% compared to those reported in 3Q11 and 11% higher than those reported in 4Q10. In particular, fees from credit and debit cards increased 12% with respect to 3Q11, and 21% with respect to 4Q10, and fees from banking services increased 5% with respect to 3Q11 and 20% with respect to 4Q10. Fees from brokerage services increased 197% in 4Q11 and 190% compared to 4Q10 due to the income generated from the distribution of the different equity issuances that took place in Colombia during the quarter.

7

4Q11

The following table summarizes Bancolombia’s participation in the credit card business in Colombia:

ACCUMULATED CREDIT CARD BILLING	As of		%	2011
(COP millions)	Dec-10	Dec-11	Growth	Market Share
Bancolombia VISA	1,912,045	2,247,043	17.52%	7.86%
Bancolombia Mastercard	2,318,740	2,675,815	15.40%	9.36%
Bancolombia American Express	2,459,915	2,992,160	21.64%	10.46%
Total Bancolombia	6,690,699	7,915,018	18.30%	27.68%
Colombian Credit Card Market	24,382,998	28,595,486	17.28%

CREDIT CARD MARKET SHARE			%	2011
(Outstanding credit cards)	Dec-10	Dec-11	Growth	Market Share
Bancolombia VISA	327,787	376,475	14.85%	5.88%
Bancolombia Mastercard	350,271	390,561	11.50%	6.10%
Bancolombia American Express	456,055	571,006	25.21%	8.91%
Total Bancolombia	1,134,113	1,338,042	17.98%	20.89%
Colombian Credit Card Market	5,608,067	6,405,140	14.21%
Source: Credibanco y Redeban multicolor

2.3.	Other Operating Income

Total other operating income was COP 342 billion in 4Q11, 192% higher than in 3Q11, and 113% higher than in 4Q10. Income from foreign exchange gains and derivatives denominated in foreign currencies increased 35% in the quarter due to the depreciation of the COP against the USD.

Notably, revenues aggregated in the communication, postage, rent and others totaled COP 66 billion in 4Q11, 17% higher as compared to 3Q11 and 37% higher as compared to 4Q10. This line includes commercial discounts and operating leases payments, which have grown as the value of assets rented under operating leasing contract has increased. Finally, a gain of COP 138 billion was recorded for the sale of AFP Crecer in El Salvador.

2.4.	Asset Quality, Provision Charges and Balance Sheet Strength

The deterioration of the loan portfolio (new past due loans before charge-offs) was COP 89 billion in 4Q11. The new vintages of loans have a low deterioration and contribute to the improvement of the loan portfolio quality.

Past due loans (those overdue more than 30 days) totaled COP 1,341 billion at the end of 4Q11, which represents 2.2% of total gross loans. The PDL ratio decreased from 2.5% in 3Q11 and 2.9% at the end of 4Q10. Loan charge-offs totaled COP 188 billion in 4Q11.

Provision charges (net of recoveries) totaled COP 328 billion in 4Q11. The greater provision charges in 4Q11 are explained by countercyclical provisions associated to the new loans originated in 2011, and to the change in the parameters used in the models required by the Superintendency of Finance for calculating expected loss. The change in these parameters resulted in additional provisions of COP 25 billion in 4Q11.

8

4Q11

Bancolombia maintains a strong balance sheet in terms of loan loss reserves. Allowances for loan losses totaled COP 2,812 billion, or 4.6% of total loans at the end of 4Q11, remaining stable with respect to the 4.6% presented at the end of 3Q11, and decreasing with respect to the 5.2% at the end of 4Q10. Additionally, coverage, measured by the ratio of allowances for loans losses (principal) to PDLs (overdue 30 days), was 210% at the end of 4Q11. Likewise, coverage measured by the ratio of allowances for loans losses to loans classified as C, D and E, was 120% at the end of 4Q11.

The following tables present key metrics for asset quality:

ASSET QUALITY		As of		Growth
( COP millions)	Dec-10	Sep-11	Dec-11	4Q11/3Q11	4Q11/4Q10
Total performing past due loans (1)	467,140	518,331	410,152	-20.87%	-12.20%
Total non-performing past due loans	928,759	921,055	930,540	1.03%	0.19%
Total past due loans	1,395,899	1,439,386	1,340,692	-6.86%	-3.95%
Allowance for loans interest losses	2,509,213	2,653,723	2,812,582	5.99%	12.09%
Past due loans to total loans	2.87%	2.51%	2.18%
Non-performing loans as a percentage of total loans	1.91%	1.60%	1.52%
“C”, “D” and “E” loans as a percentage of total loans	4.32%	3.92%	3.82%
Allowances to past due loans (2)	179.76%	184.36%	209.79%
Allowance for loan losses as a percentage of “C”, “D” and “E” loans (2)	119.59%	117.91%	119.83%
Allowance for loan losses as a percentage of non-performing loans (2)	270.17%	288.12%	302.25%
Allowance for loan losses as a percentage of total loans	5.16%	4.62%	4.58%
Percentage of performing loans to total loans	98.09%	98.40%	98.48%

(1)     "Performing" past due loans are loans upon which Bancolombia continues to recognize income although interest in respect of such loans has not been received. Mortgage loans cease to accumulate interest on the statement of operations when they are more than 60 days past due. For all other loans and financial leasing operations of any type, interest is no longer accumulated after they are more than 30 days past due.

(2)     Under Colombian Bank regulations, a loan is past due when it is at least 31 days past the actual due date.

PDL Per Category (30 days)
% Of loan Portfolio		4Q10	3Q11	4Q11
Commercial loans	62.25%	2.1%	1.76%	1.4%
Consumer loans	17.67%	3.6%	3.51%	3.3%
Microcredit	0.52%	8.7%	9.22%	8.6%
Mortgage loans	7.89%	9.1%	6.67%	6.6%
Finance lease	11.68%	2.1%	1.87%	1.7%
PDL TOTAL	100.00%	2.87%	2.51%	2.18%

PDL Per Category (90 days)
% Of loan Portfolio		4Q10	3Q11	4Q11
Commercial loans	62.25%	1.5%	1.27%	1.0%
Consumer loans	17.67%	1.7%	1.55%	1.6%
Microcredit	0.52%	5.3%	5.81%	5.0%
Mortgage loans	7.89%	4.4%	3.15%	3.0%
Finance lease	11.68%	1.4%	1.18%	1.2%
TOTAL LOAN PORTFOLIO	100.00%	1.7%	1.48%	1.28%

9

4Q11

LOANS AND FINANCIAL LEASES CLASSIFICATION	Dec-10		Sep-11		Dec-11
( COP millions)
¨A¨ Normal	44,914,187	92.4%	53,822,788	93.8%	57,095,160	93.0%
¨B¨ Subnormal	1,588,798	3.3%	1,325,637	2.3%	1,946,067	3.2%
¨C¨ Deficient	606,901	1.2%	797,671	1.4%	913,893	1.4%
¨D¨ Doubtful recovery	1,014,289	2.1%	865,523	1.5%	848,682	1.4%
¨E¨ Unrecoverable	476,915	1.0%	587,370	1.0%	584,626	1.0%
Total	48,601,090	100%	57,398,989	100%	61,388,428	100%

Loans and financial leases classified as C, D and E as a percentage of total loans and financial leases	4.3%		3.9%		3.8%

2.5.	Operating Expenses

During 4Q11, operating expenses totaled COP 904 billion, decreasing 2% compared to 3Q11 and increasing 11% compared to 4Q10.

Personnel expenses (the sum of salaries and employee benefits, bonus plan payments and compensation) totaled COP 389 billion in 4Q11, increasing 9% as compared to 3Q11 and 12% as compared to 4Q10.

During 4Q11, administrative and other expenses totaled COP 421 billion, decreasing 13% compared to 3Q11, and increasing 9% compared to 4Q10. This variation during the quarter is explained by lower expenses for advisory fees.

Depreciation expenses totaled COP 65 billion in 4Q11, increasing 17% as compared to 3Q11 and 31% compared to 4Q10.

At the end of 4Q11 Bancolombia had 24,119 employees and 952 branches.

10

4Q11

3.	BANCOLOMBIA Company Description (NYSE: CIB)

Bancolombia is a full service financial institution incorporated in Colombia that offers a wide range of banking products and services to a diversified individual and corporate customer base of more than 7 million customers. Bancolombia delivers its products and services via its regional network comprised of Colombia’s largest non-government owned banking network, El Salvador’s leading financial conglomerate (Banagricola S.A.), off-shore banking subsidiaries in Panama, Cayman and Puerto Rico, as well as an agency in Miami. Together, Bancolombia and its subsidiaries provide stock brokerage, investment banking, leasing, factoring, consumer finance, fiduciary and trust services, asset management, and insurance, among others.

Contact Information

Bancolombia’s investor Relations

Phone (574) 4041837 / (574) 4041838

E-mail: investorrelations@bancolombia.com.co

Alejandro Mejia (IR Manager) /Catalina Botero (Analyst)

Website: http://www.grupobancolombia.com/investorrelations/

11

4Q11

BALANCE SHEET
(COP million)	Dec-10	Sep-11	Dec-11	Last Quarter	Annual	% of Assets	% of Liabilities
ASSETS
Cash and due from banks	5,312,398	5,278,593	6,818,307	29.17%	28.35%	7.98%
Overnight funds sold	842,636	806,053	910,690	12.98%	8.08%	1.07%
Total cash and equivalents	6,155,034	6,084,646	7,728,997	27.02%	25.57%	9.04%
Debt securities	8,226,811	10,165,627	9,201,210	-9.49%	11.84%	10.77%
Trading	2,230,533	4,780,614	3,706,039	-22.48%	66.15%	4.34%
Available for Sale	2,245,951	1,756,172	1,759,483	0.19%	-21.66%	2.06%
Held to Maturity	3,750,327	3,628,841	3,735,688	2.94%	-0.39%	4.37%
Equity securities	539,318	906,053	838,973	-7.40%	55.56%	0.98%
Trading	266,135	296,487	305,764	3.13%	14.89%	0.36%
Available for Sale	273,183	609,566	533,209	-12.53%	95.18%	0.62%
Market value allowance	-90,367	-59,194	-81,992	38.51%	-9.27%	-0.10%
Net investment securities	8,675,762	11,012,486	9,958,191	-9.57%	14.78%	11.65%
Commercial loans	30,992,403	35,744,366	38,212,997	6.91%	23.30%	44.71%
Consumer loans	8,177,175	10,042,690	10,846,046	8.00%	32.64%	12.69%
Microcredit	255,082	313,539	316,906	1.07%	24.24%	0.37%
Mortgage loans	3,342,881	4,542,143	4,840,668	6.57%	44.81%	5.66%
Finance lease	5,833,549	6,756,251	7,171,811	6.15%	22.94%	8.39%
Allowance for loan losses	-2,509,213	-2,653,723	-2,812,582	5.99%	12.09%	-3.29%
Net total loans and financial leases	46,091,877	54,745,266	58,575,846	7.00%	27.08%	68.54%
Accrued interest receivable on loans	356,484	464,760	482,833	3.89%	35.44%	0.56%
Allowance for accrued interest losses	-38,952	-40,427	-43,644	7.96%	12.05%	-0.05%
Net total interest accrued	317,532	424,333	439,189	3.50%	38.31%	0.51%
Customers' acceptances and derivatives	784,888	930,191	741,296	-20.31%	-5.55%	0.87%
Net accounts receivable	797,715	840,161	1,016,985	21.05%	27.49%	1.19%
Net premises and equipment	1,174,625	1,595,994	1,622,311	1.65%	38.11%	1.90%
Foreclosed assets, net	70,277	53,461	53,194	-0.50%	-24.31%	0.06%
Prepaid expenses and deferred charges	319,864	759,692	785,456	3.39%	145.56%	0.92%
Goodwill	750,968	718,637	679,861	-5.40%	-9.47%	0.80%
Operating leases, net	1,006,108	1,193,919	1,380,057	15.59%	37.17%	1.61%
Other	1,185,977	1,482,911	1,697,648	14.48%	43.14%	1.99%
Reappraisal of assets	764,529	780,512	783,989	0.45%	2.55%	0.92%
Total assets	68,095,156	80,622,209	85,463,020	6.00%	25.51%	100.00%
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
DEPOSITS
Non-interest bearing	7,632,216	7,290,767	8,814,173	20.90%	15.49%	10.31%	11.53%
Checking accounts	6,980,322	6,716,948	7,909,743	17.76%	13.31%	9.26%	10.34%
Other	651,894	573,819	904,430	57.62%	38.74%	1.06%	1.18%
Interest bearing	35,906,751	41,181,311	43,620,319	5.92%	21.48%	51.04%	57.04%
Checking accounts	2,575,611	3,102,994	2,384,151	-23.17%	-7.43%	2.79%	3.12%
Time deposits	15,270,271	17,787,650	17,973,117	1.04%	17.70%	21.03%	23.50%
Savings deposits	18,060,869	20,290,667	23,263,051	14.65%	28.80%	27.22%	30.42%
Total deposits	43,538,967	48,472,078	52,434,492	8.17%	20.43%	61.35%	68.57%
Overnight funds	1,958,846	3,089,294	1,954,552	-36.73%	-0.22%	2.29%	2.56%
Bank acceptances outstanding	645,374	707,342	513,975	-27.34%	-20.36%	0.60%	0.67%
Interbank borrowings	2,698,941	3,465,631	4,130,915	19.20%	53.06%	4.83%	5.40%
Borrowings from domestic development banks	2,551,646	2,988,391	3,328,011	11.36%	30.43%	3.89%	4.35%
Accounts payable	1,696,201	1,740,716	2,173,253	24.85%	28.12%	2.54%	2.84%
Accrued interest payable	296,580	363,090	397,412	9.45%	34.00%	0.47%	0.52%
Other liabilities	689,426	573,814	874,330	52.37%	26.82%	1.02%	1.14%
Bonds	5,718,376	9,666,416	10,308,983	6.65%	80.28%	12.06%	13.48%
Accrued expenses	283,047	1,024,702	280,282	-72.65%	-0.98%	0.33%	0.37%
Minority interest in consolidated subsidiaries	70,612	64,743	73,456	13.46%	4.03%	0.09%	0.10%
Total liabilities	60,148,016	72,156,217	76,469,661	5.98%	27.14%	89.48%	100.00%
SHAREHOLDERS' EQUITY						0.00%
Subscribed and paid in capital	393,914	393,914	393,914	0.00%	0.00%	0.46%
Retained earnings	6,483,741	7,117,518	7,639,808	7.34%	17.83%	8.94%
Appropiated	5,047,247	5,957,466	5,975,914	0.31%	18.40%	6.99%
Unappropiated	1,436,494	1,160,052	1,663,894	43.43%	15.83%	1.95%
Reappraisal and others	1,051,856	952,303	947,790	-0.47%	-9.89%	1.11%
Gross unrealized gain or loss on debt securities	17,629	2,257	11,847	424.90%	-32.80%	0.01%
Total shareholder's equity	7,947,140	8,465,992	8,993,359	6.23%	13.16%	10.52%

12

4Q11

INCOME STATEMENT	As of		Growth				Growth
(COP million)	Dec-10	Dec-11	Dic-11/Dic-10	4Q10	3Q11	4Q11	4Q11/3Q11	4Q11/4Q10
Interest income and expenses
Interest on loans	3,892,114	4,660,580	19.74%	991,475	1,200,725	1,339,611	11.57%	35.11%
Interest on investment securities	454,368	625,559	37.68%	108,735	180,678	120,278	-33.43%	10.62%
Overnight funds	41,998	18,820	-55.19%	6,694	3,117	6,575	110.94%	-1.78%
Leasing	572,160	640,635	11.97%	146,097	164,200	180,685	10.04%	23.67%
Total interest income	4,960,640	5,945,594	19.86%	1,253,001	1,548,720	1,647,149	6.36%	31.46%
Interest expense	-	-		-	-	-
Checking accounts	38,858	39,926	2.75%	11,329	10,955	11,248	2.67%	-0.71%
Time deposits	693,746	690,457	-0.47%	159,920	181,702	199,273	9.67%	24.61%
Savings deposits	321,662	479,442	49.05%	85,516	130,515	148,177	13.53%	73.27%
Total interest on deposits	1,054,266	1,209,825	14.76%	256,765	323,172	358,698	10.99%	39.70%
Interbank borrowings	19,537	45,840	134.63%	5,923	8,396	21,900	160.84%	269.75%
Borrowings from domestic development banks	139,032	159,909	15.02%	31,590	44,971	45,689	1.60%	44.63%
Overnight funds	40,451	85,260	110.77%	13,701	18,460	27,682	49.96%	102.04%
Bonds	318,295	541,172	70.02%	84,242	147,970	172,883	16.84%	105.22%
Total interest expense	1,571,581	2,042,006	29.93%	392,221	542,969	626,852	15.45%	59.82%
Net interest income	3,389,059	3,903,588	15.18%	860,780	1,005,751	1,020,297	1.45%	18.53%
Provision for loan and accrued interest losses, net	(788,794)	(840,558)	6.56%	(179,920)	(173,103)	(353,970)	104.49%	96.74%
Recovery of charged-off loans	276,209	244,141	-11.61%	96,701	69,942	57,586	-17.67%	-40.45%
Provision for foreclosed assets and other assets	(67,187)	(123,994)	84.55%	(12,009)	(34,451)	(46,467)	34.88%	286.93%
Recovery of provisions for foreclosed assets and other assets	32,057	121,706	279.65%	14,436	50,947	14,443	-71.65%	0.05%
Total net provisions	(547,715)	(598,705)	9.31%	(80,792)	(86,665)	(328,408)	278.94%	306.49%
Net interest income after provision for loans	-	-		-	-	-
and accrued interest losses	2,841,344	3,304,883	16.31%	779,988	919,086	691,889	-24.72%	-11.29%
Commissions from banking services and other services	307,890	383,984	24.71%	85,755	98,224	103,001	4.86%	20.11%
Electronic services and ATM fees	57,019	67,267	17.97%	15,999	17,945	18,689	4.15%	16.81%
Branch network services	118,647	125,835	6.06%	32,684	31,930	34,356	7.60%	5.12%
Payment fees	226,537	224,878	-0.73%	62,306	55,937	60,141	7.52%	-3.47%
Credit card merchant fees	18,355	16,725	-8.88%	7,052	4,064	4,024	-0.98%	-42.94%
Credit and debit card annual fees	564,457	617,526	9.40%	139,818	150,999	169,428	12.20%	21.18%
Checking fees	69,425	74,514	7.33%	17,622	19,418	18,675	-3.83%	5.98%
Fiduciary activities	165,075	188,340	14.09%	40,042	47,449	46,283	-2.46%	15.59%
Pension plan administration	90,131	-	-100.00%	24,107	-	-	0.00%	-100.00%
Brokerage fees	36,779	65,943	79.30%	11,736	11,476	34,104	197.18%	190.59%
Check remittance	17,693	19,626	10.93%	4,774	5,120	5,431	6.07%	13.76%
International operations	58,559	71,293	21.75%	15,575	16,437	20,188	22.82%	29.62%
Fees and other service income	1,730,567	1,855,931	7.24%	457,470	458,999	514,320	12.05%	12.43%
Fees and other service expenses	(149,653)	(187,347)	25.19%	(37,439)	(49,808)	(47,326)	-4.98%	26.41%
Total fees and income from services, net	1,580,914	1,668,584	5.55%	420,031	409,191	466,994	14.13%	11.18%
Other operating income	-	-		-	-	-
Net foreign exchange gains	62,110	111,774	79.96%	41,053	41,171	61,695	49.85%	50.28%
Derivatives Financial Contracts	39,536	11,034	-72.09%	3,225	(5,943)	(13,990)	135.40%	-533.80%
Gains(loss) on sales of investments on equity securities	45,716	121,166	165.04%	2,495	(16,595)	139,049	937.90%	5473.11%
Securitization income	85,862	48,714	-43.26%	41,648	12,715	15,358	20.79%	-63.12%
Dividend income	34,699	27,700	-20.17%	2,200	3,393	908	-73.24%	-58.73%
Revenues from commercial subsidiaries	87,625	100,647	14.86%	23,160	25,670	26,623	3.71%	14.95%
Insurance income	2,808	45,690	1527.14%	(1,788)	-	45,690	0.00%	2655.37%
Communication, postage, rent and others	176,700	224,512	27.06%	48,351	56,481	66,224	17.25%	36.97%
Total other operating income	535,056	691,237	29.19%	160,344	116,892	341,557	192.20%	113.02%
Total income	4,957,314	5,664,704	14.27%	1,360,363	1,445,169	1,500,440	3.82%	10.30%
Operating expenses	-	-		-	-	-
Salaries and employee benefits	1,139,947	1,275,351	11.88%	303,752	313,392	343,624	9.65%	13.13%
Bonus plan payments	126,839	137,160	8.14%	40,624	32,077	40,292	25.61%	-0.82%
Compensation	27,551	29,347	6.52%	3,935	10,148	4,782	-52.88%	21.52%
Administrative and other expenses	1,455,025	1,780,459	22.37%	385,660	484,122	420,984	-13.04%	9.16%
Deposit insurance net	84,399	90,769	7.55%	22,033	22,733	24,704	8.67%	12.12%
Donation expenses	13,008	19,020	46.22%	7,940	1,379	4,032	192.39%	-49.22%
Depreciation	195,744	223,003	13.93%	49,658	55,575	65,276	17.46%	31.45%
Total operating expenses	3,042,513	3,555,109	16.85%	813,602	919,426	903,694	-1.71%	11.07%
Net operating income	1,914,801	2,109,595	10.17%	546,761	525,743	596,746	13.51%	9.14%
Goodwill amortization (1)	55,966	51,239	-8.45%	12,960	11,709	15,026	28.33%	15.94%
Non-operating income (expense)	-	-	0.00%	-	-	-	0.00%	0.00%
Other income	267,472	200,098	-25.19%	105,205	32,937	78,261	137.61%	-25.61%
Minority interest	(13,217)	(11,351)	-14.12%	(2,116)	(3,083)	(3,132)	1.59%	48.02%
Other expense	(168,179)	(112,692)	-32.99%	(83,078)	(33,120)	(19,653)	-40.66%	-76.34%
Total non-operating income	86,076	76,055	-11.64%	20,011	(3,266)	55,476	1798.59%	177.23%
Income before income taxes	1,944,911	2,134,411	9.74%	553,812	510,768	637,196	24.75%	15.06%
Income tax expense	(508,417)	(470,517)	-7.45%	(124,685)	(86,326)	(133,354)	54.48%	6.95%
Net income	1,436,494	1,663,894	15.83%	429,127	424,442	503,842	18.71%	17.41%

13